07006736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16309

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Havkit Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
64-31 Ellwell Crescent
(No. and Street)

Rego Park, (City) New York (State) 11374 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kaplan (718) 897-8552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Thomas J. Ryan, CPA, PC
(Name – *if individual, state last, first, middle name*)

33-47 60th St., Woodside, NY 11377
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID KAPLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAVKIT CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

2-26-07 Notary Public

MARIE B. KOBETITSCH
NOTARY PUBLIC, State of New York
No. 01KO6009295
Qualified in Queens County
Commission Expires June 22, ~~2009~~ 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVKIT CORP
FINANCIAL REPORT
DECEMBER 31, 2006

TABLE OF CONTENTS:

Thomas J. Ryan, C.P.A., P.C.
A Professional Accountancy Corporation
33-47 60th Street
Woodside, NY 11377
718-205-1030

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors
Of Havkit Corp.

We have audited the accompanying statement of financial condition of Havkit Corp., a non-public broker-dealer, as of December 31, 2006 and the related statements of income, statement of changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes the assessing of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Havkit Corp. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas J. Ryan CPA PC

February 20, 2007

HAVKIT CORP.

STATEMENT OF FINANCIAL CONDITION (BALANCE SHEET)
DECEMBER 31, 2006
EXHIBIT "A"

ASSETS:

Cash	$201,122
Receivable from brokers and dealers	1,239
Market value of firm investments	89,779
Fixed assets – net of depreciation	1,495
Total Assets	$293,635

LIABILITIES AND STOCKHOLDER'S EQUITY :

Accounts and Taxes Payable	$ 1394
Total Liabilities	$ 1394
Stockholder's Equity:	
Common Stock $.01 par value – Authorized 2,000,000 shares; Issued and outstanding 889,845 shares	$ 8,898
Additional paid in capital	47,742
Retained earnings	235,601
Total Liabilities and Stockholder's Equity	$ 293,635

HAVKIT CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

EXHIBIT "B"

INCOME:

Consulting fees	$ 24,000
Commission on securities transactions	10,471
Interest on investments	9,059
Investment Gain	4,128
Dividends	31,535
Income-Brokerage Accounts	3,594
	$ 82,787

EXPENSES:

Rent	$ 10,800
Regulatory fees and expenses	2,728
Office expenses	54,027
Taxes other than income	1,095
Auto expenses	2,365
Employee's compensation	7,020
	$ 78,035

Net Income before Taxes	$ 4,752
Provision for Income Taxes (A)	-0-
Provision for AMDL Warrants	1378
Net Profit after Income Taxes	$ 6130

The accompanying notes are an integral part of this statement.

(A) Income tax provision negated by prior years net operating loss carryforward.

HAVKIT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

EXHIBIT "C"

	Common Stock .01 Par Value	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2006	$8,898	$ 47,742	$ 229,471	$286,111
Profit for the Year			6130	6130
Balances, December 31, 2006	$8,898	$ 47,742	$ 235,601	$ 292,241

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CHANGES IN SUBORDINATED ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2006

EXHIBIT "D"

N

O

N

E

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

EXHIBIT "E"

Cash Flows from Operating Activities:

Net Income	$ 6130
Decrease in Receivable from brokers and dealers	9
(Increase) in market value of firm securities	(68134)
Increase in Operating Liabilities:	
Accounts and taxes payable	835
Decrease in Other Assets	3300
Cash Flows from Operating Activities	$ (57,860)
Net Decrease in Cash	$ (57,860)
Cash at beginning of Year	258,982
Cash at end of Year	$ 201,122

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2006

SCHEDULE "1"

CREDIT FACTORS:

Stockholder's Equity		$ 292,241
Total Credit Factors		

DEBIT FACTORS:

Unallowable Assets	$ 4,075	
Capital charges pursuant to SEC Rule 15c3-1:		
Haircuts on Firm Securities	1,768	
Total Debt Factors		$ 5,843
Net Capital		$ 286,398
Less: 6 2/3% of aggregate indebtedness Or $100,000 whichever is greater		$ 100,000
REMAINDER: Capital in excess of SEC Rule 15C3-1 requirements		$ 186,398

CAPITAL RATIO: Maximum allowance 1500%

Aggregate Indebtedness	1394	
Divided by		=.48%
Net Capital	$286,398	

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1: Significant Accounting Policies:
Security transactions and related revenue and expenses are recorded on a trade date basis. Securities owned by the Company are stated at market value.

Note 2: Net Capital Requirement:
The capital ratio as independently computed by our audit was 0.48% versus an allowable maximum of 1500% under the existing rules of the Securities and Exchange Commission. The Company's Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $100,000 whereas the Net Capital as computed was $286,398 leaving a capital in excess of requirements of $186,398.

Note 3: The Firm's office lease expired August 31, 2006; with an option to renew, the monthly rent being $900, or $10,800 per year.

Note 4: Financial Instruments with Off-Balance Sheet Credit Risk:
As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to such non-performance by its customers. The Firm seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of December 31, 2006 pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission.

Thomas J. Ryan, C.P.A., P.C.
A Professional Accountancy Corporation
33-47 60th Street
Woodside, NY 11377
718-205-1030

__Member__
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

__Services__
Accounting, Auditing
Financial Planning, Taxes
All Business Services
IRS Matters

To the Board of Directors
Of Havkit Corp.
c/o David Kaplan
6431 Elwell Crescent
Forest Hills, New York 11374

Gentlemen:

We have examined the financial statements of Havkit Corp., a non-public broker-dealer, for the twelve months ended December 31, 2006 and have issued our report thereon dated February 20, 2007. As part of our examination, we made a study and evaluation of the system of internal control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17-a5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17-3(a) (11) and (ii) compliance with the exemptive provision of Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under U.S.generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reporting the material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting should not exceed the benefits derived and also recognizes estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practibility of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may be deteriorated.

Our examination of the financial statements was made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the twelve months ended December 31, 2006 that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

In the list of the foregoing comment, we declare that we found no material inadequacies in your accounting system, internal accounting control and procedures for safeguarding securities. Further, that no material differences existed between our computation of your net capital and your corresponding Focus Report Part IIA filing.

I hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our examination.

Respectfully submitted,

Thomas J. Ryan, C.P.A., P.C.

Woodside, NY
February 20, 2007

END